Gemini Tea Corp.
13836 Parkland Blvd SE
Calgary, AB
T2J 3X4   Canada
Tel:           (403) 256-2066
www.geminiteas.com

Via Facsimile (703-813-6980) and EDGAR

July 12, 2010

Mr. Ronald E. Alper
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, DC
20549

Re:	Gemini Tea Corp.
Registration Statement on Form S-1
File no. 333-165995

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Gemini Tea Corp. (the “Company”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. EST on July 12, 2010, or as soon as possible thereafter.

The Company acknowledges that:

•           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gemini Tea Corp.

By:/s/     Kenneth Finkelstein
Kenneth Finkelstein
Authorized Company Representative